April 2, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Joshua Gorsky

Re:	Neurogene Inc.
Registration Statement on Form S-3 (File No. 333-286057)
Ladies and Gentlemen:
Neurogene Inc. hereby respectfully requests that, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the effectiveness of the above-referenced Registration Statement on Form S-3 be accelerated so that it will become effective on April 4, 2025, at 4:15 p.m., Eastern Time, or as soon as practicable thereafter, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time.
We request that we be notified of such effectiveness by a telephone call to Branden C. Berns of Gibson, Dunn & Crutcher at (415) 393-4631.

Sincerely,

NEUROGENE INC.

By:	/s/ Christine Mikail
Christine Mikail
President and Chief Financial Officer

cc:	Donna Cochener, Neurogene Inc. Ryan A. Murr, Gibson, Dunn & Crutcher LLP Branden C. Berns, Gibson, Dunn & Crutcher LLP